Exhibit 10.1

CHANGE IN CONTROL SEVERANCE AGREEMENT

This Change In Control Severance Agreement (this “Agreement”) is entered into by and between FISHER COMMUNICATIONS, INC., a Washington corporation (the “Company”), and Colleen Brown (“Executive”), effective as of October 10, 2005.

The Company and Executive agree as follows:

1.	Commitment of Executive. In the event that any person extends any proposal or offer that is intended to or may result in a Change in Control (defined below), Executive shall, at the Company’s request, assist the Company in evaluating such proposal or offer. Further, subject to the additional terms and conditions of this Agreement, in order to receive the Change in Control Payment (defined below), Executive cannot resign from the Company during any period from the receipt of a specific Change in Control proposal up to the consummation or abandonment of the transaction contemplated by such proposal.

2.	Change In Control. “Change in Control” means a change “in the ownership or effective control” or “in the ownership of a substantial portion of the assets” of the Company, within the meaning of Section 280G of the Internal Revenue Code; provided however, that an internal reorganization of the Company shall not constitute a Change in Control.

3.	Payment Obligations.

3.1	Closing of Change In Control. If (i) Executive remains employed with the Company through the closing of a Change in Control, (ii) Executive complies with his or her obligations under Section 1 of this Agreement, and (iii) Executive is not offered a Comparable Position with the Company upon such Change in Control, then Executive shall receive a single cash payment in an amount equal to two (2) times Executive’s annual base salary for the calendar year immediately preceding such Change in Control. Upon payment of such amount to Executive, this Agreement shall terminate. For purposes of this Agreement, “Comparable Position” means a position with respect to which the authority, responsibilities, compensation and benefits are substantially comparable in the aggregate with the authority, responsibilities, compensation and benefits associated with Executive’s position immediately preceding the closing of a Change in Control.

3.2

Termination Prior to Change In Control. If (i) the Company terminates Executive’s employment without Cause or Executive resigns for Good Reason before a Change in Control, and (ii) within six (6) months thereafter, the Company enters into an agreement for a Change in Control or the Company announces or is required by law to announce a prospective Change in Control of the Company, then upon the closing of such Change in Control, Executive shall receive a single cash payment in an amount equal to two (2) times Executive’s annual base salary for the calendar year immediately preceding such termination or resignation, as the case may be. Upon payment of such amount to Executive, this Agreement shall terminate.

3.3	Change in Control Payment Defined. Any payment under Section 3.1 or Section 3.2 of this Agreement is referred to in this Agreement as a “Change in Control Payment”.

3.4	Parachute Payment Limitation. Notwithstanding anything in this Agreement to the contrary, if the total of the Change in Control Payment, together with any other payments or benefits received from the Company, will be an amount that would cause them to be a “parachute payment” within the meaning of Section 280G(b)(2)(A) of the Internal Revenue Code of 1986, as amended (the “Parachute Payment Amount”), then the Change in Control Payment shall be reduced so that the total amount thereof is $1 less than the Parachute Payment Amount.

3.5	Release Required. Notwithstanding any other provision of this Agreement, payment of the Change in Control Payment or any other amounts due under this Agreement is conditioned upon execution by Executive of an effective release of any and all claims, known or unknown, arising out of or relating to Executive’s employment with the Company, with the exception of claims arising under this Agreement and claims that are not legally subject to waiver. Executive’s release shall be binding upon any person or entity that Executive can legally bind, and the released parties will include not only the Company but also any other person or entity against whom the released claims could be asserted. Payment of the Change in Control Payment will be made within thirty (30) days following the effective date of the release required by this Section 3.5.

4.	Termination of Agreement. This Agreement terminates immediately if, at any time before a Change in Control transaction closes, (i) the Company terminates Executive’s employment for Cause, (ii) Executive resigns from the Company without Good Reason, (iii) Executive dies, or (iv) Executive is unable to perform his or her duties and obligations to the Company for a period of 90 consecutive days as a result of a physical or mental disability, unless with reasonable accommodation Executive could continue to perform such duties and making these accommodations would not pose an undue hardship on the Company. If no Change in Control has occurred, this Agreement will terminate six (6) months after Executive’s employment is terminated by the Company without Cause or by Executive for Good Reason, unless during such six-month period, the Company enters into an agreement for a Change in Control or the Company announces or is required to announce a Change in Control, in which case this Agreement will terminate upon the earlier of payment of a Change in Control Payment pursuant to Section 3.2 or the abandonment of the transaction contemplated by such agreement or announcement (or required announcement), as the case may be.

5.	Definitions.

5.1	Cause. “Cause” means any one or more of the following:

a.	Removal or discharge of Executive pursuant to order of any regulatory authority;

b.	Executive perpetrates fraud, dishonesty, or other act of misconduct in the rendering of services to the Company or to customers of the Company, or if Executive engages in conduct which, in the opinion of the Board of Directors, materially interferes with the performance of Executive’s duties or harms the reputation of the Company by reason of the adverse reaction of the community to such conduct;

c.	Executive conceals from, or knowingly fails to disclose to, any federal regulatory authority, or the Board of Directors any material matters affecting the viability of the Company; or

d.	Executive fails (or refuses) to faithfully or diligently perform any of the usual and customary duties of his or her employment and either fails to remedy the lapse or formulate a plan for its correction with the Company (if such failure is not susceptible to immediate correction) within thirty (30) days after notice to Executive.

5.2	Good Reason. “Good Reason” means only any one or more of the following:

a.	Elimination of any significant compensation or benefit plan benefiting Executive, unless the reduction or elimination is generally applicable to substantially all similarly situated employees (or similarly situated employees of a successor or controlling entity of the Company) formerly benefited;

b.	The assignment to Executive without his or her consent of any authority or duties materially inconsistent with Executive’s position as of the date of this Agreement; or

c.	A relocation or transfer of Executive’s principal place of employment that would require Executive to commute on a regular basis more than 50 miles each way from his or her present place of employment.

6.

Arbitration. At either the Company’s or Executive’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and any party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other parties for its costs and expenses, including reasonable attorneys’ fees. All proceedings will be held at a place designated by the arbitrator in King County, Washington. The arbitrator, in rendering a decision as to any state law claims, will apply Washington law.

7.	Withholding. All payments required to be made by the Company hereunder to Executive shall be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as the Company may reasonably determine should be withheld pursuant to any applicable law or regulation.

8.	Other Compensation and Terms of Employment. This Agreement is not an employment agreement. Accordingly, except with respect to the Change In Control Payment, this Agreement shall have no effect on the determination of any compensation payable by the Company to Executive, or upon any of the other terms of Executive’s employment with the Company. The specific arrangements referred to herein are not intended to exclude any other benefits which may be available to Executive upon a termination of employment with the Company pursuant to employee benefit plans of the Company or otherwise; provided, however, that payment of the Change in Control Payment shall be deemed to be in lieu of any and all other severance payments to which Executive may be entitled upon or by reason of the termination of Executive’s employment with the Company.

9.	Consideration. Executive understands and agrees that the Change in Control Payment is a payment to which Executive would not otherwise be entitled and is provided as consideration, and in exchange for, Executive’s release and the other terms of this Agreement.

10.	Miscellaneous Provisions.

10.1	Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties concerning its subject matter and supersedes all prior agreements, correspondence, representations, or understandings between the parties relating to its subject matter.

10.2	Binding Effect. This Agreement will bind and inure to the benefit of the Company’s and Executive’s heirs, legal representatives, successors and assigns.

10.3	Waiver. Any waiver by a party of its rights under this Agreement must be written and signed by the party waiving its rights. A party’s waiver of the other party’s breach of any provision of this Agreement will not operate as a waiver of any other breach by the breaching party.

10.4	Amendment. This Agreement may be modified only through a written instrument signed by all parties.

10.5	Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.

10.6	Counsel Review. Executive acknowledges that s/he has had the opportunity to consult with independent counsel with respect to the negotiation, preparation, and execution of this Agreement.

10.7	Governing Law and Venue. This Agreement will be governed by and construed in accordance with Washington law, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in King County, Washington.

10.8	Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

FISHER COMMUNICATIONS, INC.

By	/s/ Phelps Fisher

Its	Chairman of the Board of Directors

EXECUTIVE:

/s/ Colleen Brown
Colleen Brown